UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2015

Commission File Number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
(Exact name of registrant as specified in its charter)

No.2 Disheng Middle Road
Beijing Economic-Technological Development Area
Beijing, People's Republic of China, 100176
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

Hollysys Automation Technologies Reports Unaudited Financial Results for the Third Quarter and First Nine Months of Fiscal Year 2015 Ended June 30, 2015

Beijing, China – May 14, 2015 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the fiscal year 2015 third quarter ended on March 31, 2015 (see attached tables). The management of Hollysys, stated: “In this quarter, we achieved solid financial and operational result amid the weak general economic environment and made quite a few achievements and new contract wins, here I would like to discuss some key events during this quarter:

The Company's press release regarding the foregoing matters is attached hereto as Exhibit 99.1.

Exhibits

Exhibit	Description

99.1	Press Release, dated May 14, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

By:/s/ Baiqing Shao
Baiqing Shao
Chief Executive Officer

Date: May 14, 2015.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated May 14, 2015.